November 5, 2012
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso, Branch Chief
Mr. Geoffrey Kruczek, Senior Attorney
Mr. Tom Jones, Staff Attorney

Re:	Caterpillar Inc.
Registration Statement on Form S-4
Filed September 7, 2012
File No. 333-183774

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Caterpillar Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4 (File No. 333-183774) (the “Registration Statement”) be declared effective at 9:00 a.m., Washington, D.C. time, on November 6, 2012, or as soon thereafter as practicable.
The undersigned hereby acknowledges on behalf of the Company that:

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should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CATERPILLAR INC.

By:	/s/James B. Buda
James B. Buda
Executive Vice President, Law and Public Policy